                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                  25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

Enclosures:

Management Report Half-year ended 30 September
2002...........................................................................3

                                Management Report

                        Half-year ended 30 September 2002

                        (First half of fiscal year 2003)

1. OVERVIEW

   Environment

      During the last six months,  economic  slowdown in Europe has followed the slowdown in the USA, the US Dollar has  decreased by 9%1 against the Euro, and the stock  market has fallen  accompanied  by a dramatic  increase  in volatility.

      During this  period,  the market  remained  very  buoyant  for  Transport.
      Markets  were  sustained  for   Transmission   and  for  the  Service  and
      Environment  Segments of Power. They were less favourable than in the same period of last  fiscal year for the Gas and Steam  Segments of Power,  for
      Distribution and also for Marine.

   Restore Value

      After six months,  we have achieved  significant  progress in implementing our strategic plan, "Restore Value".

      Restoring operating margin

      -----------------------------------------------------------------------------
      Restore Value target is an operating margin of 6% in March 2005.
      -----------------------------------------------------------------------------

      Operating margin is defined as operating income divided by sales.

      For the first half of fiscal year 2003, the operating  margin was 5.0%. On a comparable  basis (same business  composition and same foreign  exchange rates as at 30 September 2002, see Key Performance Indicators on pages 6-7 for more  details),  operating  margin was 4.5% and 3.5% for the first and the second halves of fiscal year 2002 respectively.

--------------------------------
1 Variation of the average rate.

      This  improvement  in operating  margin  resulted  from the phasing out of certain  contracts with negative margins during fiscal year 2002, from the
      improvement  in  operational   performance   and  from  the  reduction  of
      administrative  and selling expenses.  On a comparable basis,  these costs were lower by €52 million and by €101 million against the first and second halves of fiscal year 2002 respectively.

      We are on track to achieve the Restore Value target of an operating margin of 6% in  March  2005.  Our  order  backlog  shows an  improvement  in our
      business  mix,  with  an  increase  in  higher-growth   and  higher-margin
      activities.  We are also on track to reduce  overheads by €250 million per year by March 2005.

      On a comparable  basis,  all Sectors  showed an  improvement  in operating margin  against  those of the second  half of fiscal  year 2002 and are in line with the internal targets  established to meet the March 2005 Restore
      Value targets.

      Marine's  current  and March  2005  target  margins  are  affected  by the phasing-out  of  government  subsidies  but through our Restore Value cost reduction  programme  we are on track to reach a 5%  operating  margin  by
      March 2006.

      Restoring a positive cash flow

      -----------------------------------------------------------------------------
      Restore Value target is to generate a total free cash flow from operations of €1.3 billion by March 2005.
      -----------------------------------------------------------------------------

      Free  cash  flow  from  operations  is  defined  as net cash  provided  by operating  activities  less capital  expenditure  and net of proceeds from minor disposals of property, plant and equipment.

      The Restore Value target includes:

            o  a forecast  cash outflow of €840 million by March 2005 related to the  GT24/26  gas  turbines  issue  (total of €1,440  million  of provisions  and accrued  contract  costs,  net of €600 million of cash to be received from our customers), and

            o  an exceptional  cash outflow on three  contracts in Power and one contract in Transport,  which had benefited from exceptional down payments of €200 million.

      Net cash provided by operating activities

      Net cash  provided by  operating  activities  for the first half of fiscal year 2003 was  positive  by €83  million,  compared  with a negative  €238 million and €341 million  respectively  for the first and second halves of fiscal year 2002.

      The €83 million  included an  exceptional  cash  outflow of €574  million, comprising the  provisions and accrued  contract costs for the GT24/26 gas turbines of €398 million and a €176  million  cash  outflow in  customers'
      deposits  and  advances  which  finance  work in  progress  on three Power contracts and one Transport  contract that had  previously  benefited from exceptional  down  payments.  There was a  reduction  of €152  million  in securitisation of existing receivables,  compared with an increase of €138 million  and €2 million  respectively  for the first and second  halves of fiscal  year  2002.  The  underlying  free cash flow for the first half of fiscal year 2003 was consequently positive by €809 million.

      This improvement is mainly due to continuous  action  throughout ALSTOM to
      improve  the  cash  profiles  of   contracts,   reduce   working   capital
      requirements and to secure a good level of customer deposits and advances.

      Free Cash Flow from operations

      Capital  expenditure  net of proceeds  from minor  disposals  of property, plant  and  equipment  for the  first  half of  fiscal  year 2003 was €160 million  compared with €236 million and €196 million  respectively for the first and second halves of fiscal year 2002.

      Free cash flow from  operations for the first half of fiscal year 2003 was negative by €77 million compared with a negative €474 million and negative
      €537 million  respectively  for the first and the second  halves of fiscal year 2002.

      Adjusting for the €726  million  exceptional  cash outflows  described above,  underlying free cash flow from operations was positive by €649 million.

      Restoring the balance sheet: one-off proceeds

      -----------------------------------------------------------------------------
      Restore  Value target is to generate  one-off  proceeds of €2.1 billion by
      March  2003 from  real  estate  sales,  non-core  disposals  and a capital increase.
      -----------------------------------------------------------------------------

      Of the €2.1  billion of one-off  proceeds  targeted  in March  2002,  €667 million has already been achieved with the capital increase (€617 million)
      and the disposal of our activities in South Africa (€50 million).

            o  As announced in the Restore Value plan,  the capital  increase by way of a  rights  issue  was  completed  in  July  2002.  Despite
               unfavourable   stock   market    conditions,    the   issue   was
               oversubscribed.

               66.3 million new shares were  issued,  at a ratio of 4 new shares for  every 13  existing  shares.  The  price  of each new  share, at €9.6,  was  set on the  basis  of  the  average  of the 20 preceding closing prices (€13.2). Following the subscription period,  which ran from 5 June to 17 June,  the new  shares  were listed  on 5 July  2002.  The  net  proceeds  of the  transaction amounted to €617 million.

               The capital of the Company was  composed of 281 660 523 shares as at 30 September 2002.

            o  In the first step in the disposal  programme,  our South  African activities  were  sold  to  local  empowerment  participants  and financiers for total  proceeds of €50 million.  The sale contract was signed  with effect from 1 October  2002.  Proceeds  from the sale were  received in October  2002 and are not  included in our
               Consolidated Cash Flow Statement as of 30 September 2002.

      Progress has been made on the sale, and sale and leaseback of real estate.
      We  received  two  offers,  which  met our  cash  target  but  were not on acceptable economic terms. We therefore decided to modify the process into several separate transactions. The sale portfolio has been reduced from 70 sites to 55 sites and new negotiations  are in progress.  We now expect to realise total  proceeds of around  €600  million,  compared to €750 million estimated  for the  initial  sale  portfolio.  Of this  €600  million,  we anticipate receiving €400 million by March 2003.

      We have received firm offers for several non-core businesses. Active sales negotiations  are  underway  based on the offers  received.  We expect the total proceeds from the non-core  business  disposals to be €1,000 million before the end of March 2003,  compared with our initial  estimate of €900 million.

      Given the  momentum  to date,  we are in a position  to  generate  one-off proceeds of €2.1 billion by March 2003 as announced in Restore Value.

      Restore Balance Sheet: Debt and Gearing Ratio

      -----------------------------------------------------------------------------
      Restore  Value target is to achieve a gearing  ratio of 20% by March 2005, with no further securitisation of future receivables.
      -----------------------------------------------------------------------------

      The  gearing  ratio  is  defined  as  net  debt  divided  by  the  sum  of shareholders' equity and minority interests.

      Net Cash Flow

      Net cash flow is  defined as the total of net cash  provided  by (used in)
      operating activities, investing activities and financing activities.

      The net cash generated  over the six-month  period  was €394  million,
      compared  with  an  outflow  of €331  million   and €100   million
      respectively for the first and second halves of fiscal year 2002.

      Net cash inflow at 30  September  2002  included  the  successful  capital increase of €617  million  completed in July 2002,  despite the  depressed stock  market  environment.  It also  included  €166  million  of net cash expenditure  on acquisition  of  investments,  mainly the 49% remaining in
      ALSTOM Ferroviaria Spa for €154 million.

      The net outflow for full fiscal  year 2002  included  €113  million of net cash  expenditure on  acquisition of investments  and net receipts of €772 million  from  the  sale of  investments,  principally  Contracting  (€689 million) and GTRM (€66 million).

      Net debt and gearing ratio

      On 30 March 2001, a  wholly-owned  subsidiary  of ALSTOM  Holdings  issued perpetual,  cumulative,  non-voting preferred shares for a total amount of
      €205 million. In July 2002, the capital increase triggered the contractual redemption  of the preferred  shares at 31 March 2006.  We have  therefore reclassified  this amount as long-term  financial debt (See Notes 1(v) and
      11 to our Consolidated Financial Statements). This reclassification has no impact on the net cash generated over the period, but has an impact on net debt variation.

      The variation in net debt is defined as the total net cash flow,  together
      with  the  net  effect  of   exchange-rate   and  other  changes   (mainly
      reclassifications).

      Without  the  exceptional   reclassification   of  preferred  shares,  but
      including the effect of  exchange-rate  variations and other changes,  net debt at 30 September  2002 would have  decreased by €347 million,  and the gearing ratio would have been 75%.

      Future  receivables  increased by €27 million  (cash effect of €41 million offset by a  reclassification)  from €1,735  million in the second half of fiscal year 2002 to €1,762 million in the first half of fiscal year 2003.

      Without the  reclassification  of preferred shares,  the total of net debt and future  receivables  would have  decreased by €320 million from €3,799 million in the second  half of fiscal  year 2002 to €3,479  million in the first half of fiscal year 2003.

      With the  reclassification  of preferred shares,  net debt at 30 September
      2002  decreased   by €142   million.   The  gearing  ratio   decreased
      significantly  to  84%.  After  adjusting  for  the  movements  in  future receivables and including the  reclassification  of preferred shares,  the total of net debt and future  receivables  decreased  by €115  million from  €3,799  million at 31 March 2002 to €3,684  million at 30  September
      2002.

      Given the continuing  improvement  in our free cash flow from  operations, together with the one-off  proceeds to be received in the current year, we are confident of reaching the targeted gearing of 20% in March 2005 and to close the future receivables programmes.

   Key performance indicators

      Comparable basis

      The  presentation  of  our  consolidated   accounts  is  impacted  by  the
      translation effects of our accounts in Euros following the depreciation of foreign  currencies  against  the  Euro.  Our  real  exposure  to  foreign exchange-rate  variations is minimal, as we hedge all the risks related to firm  commitments.  We have restated the actual  figures for the first and second halves of fiscal year 2002 using 30 September  2002 exchange  rates for order backlog, orders received, sales and operating income.

      Adjustments due to changes in business  composition have also been made to order backlog,  orders received,  sales and operating income for the first and second halves of fiscal year 2002, to provide a basis  comparable with the first half of fiscal year 2003.

      In summary:

            o  The  first  and  second  halves  of  fiscal  year  2002 have been restated using September 2002 foreign currency exchange rates.

            o  Contributions  of  activities  sold since 30 September  2001 have been  excluded  from the first and second  halves of fiscal  year
               2002 (mainly GTRM and Contracting).

            o  No adjustments have been made to fiscal year 2003 figures.

      Tables  are  included  both on an as  reported  basis and on a  comparable basis.

      Key financial figures

      The following  table sets forth,  on a consolidated  basis,  key financial figures:

      On a comparable basis, the order backlog and orders received  decreased by
      6% in the first half of fiscal year 2003  compared  with the first half of fiscal  year 2002.  The first half of fiscal  year 2002  generated  a high level of orders received at €11.2 billion, with a number of large individual orders.  However, orders received increased by 15% in the first half of fiscal  year 2003  compared  with the second  half of fiscal  year
      2002, with order backlog and sales both stable.

      On an actual basis,  the order backlog  included €5.8 billion of operation and  maintenance  contracts in the first half of fiscal year 2003 compared with €5.8 billion in the second half of fiscal year 2002.

      Service accounted for 29% of orders received, as compared with 25% and 27%
      respectively for the first and second halves of fiscal year 2002.

      Operating  income and operating  margin both  increased  compared with the first and second  halves of fiscal  year 2002 on a  comparable  and actual basis.  This increase  resulted from the improvement of the margins in our order  backlog,  better  control  of costs  and the first  results  of the restructuring launched as a part of the Restore Value plan.

      Net income after goodwill amortisation was positive at €11 million for the first half of fiscal  year 2003,  compared  with a gain of €92 million for the first half and a loss of €231 million  recorded for the second half of fiscal year 2002.

      Capital employed remained stable.

   Recent developments

      There have been no major developments since 30 September 2002.

2. CHANGES IN BUSINESS COMPOSITION AND PRESENTATION OF ACCOUNTS

   Change in business composition

      We acquired the remaining 49% of ALSTOM  Ferroviaria Spa in April 2002 for
      €154  million.  It had already  been fully  consolidated  from 1st October
      2000.

      South Africa was disposed of on 30 September 2002. It was  de-consolidated with effect from 30 September 2002. This business  generated  annual sales of €170 million and had 4,000 employees.

      Power Conversion was operationally  merged into the T&D Sector with effect from 1 April  2002 and is  therefore  no longer  presented  as a  separate
      Sector. T&D figures include Power Conversion for the periods presented.

   Change in presentation of accounts

      The following  changes have been made to the  presentation of our accounts
      (please refer to Note 1 of the Consolidated  Financial Statements for more details):

            o  Amortisation of goodwill is now presented  immediately  above net income and no longer included in Earnings Before Interest and Tax
               (EBIT).
            o  Future  receivables  are now presented  separately in the balance sheet and no longer included in "Customer deposits and advances".
            o  The  cost  of  future  securitisation  is  accounted  for in "Net financial income" rather than in "Other income net".
            o  Cash effects of  securitisation of receivables (both existing and due in  the  future)  are  shown  separately  in  the  cash  flow statement.
            o  Deferred tax assets and  liabilities are shown net to reflect the effects of tax groupings within the same scope.
            o  Preferred  shares have been  reclassified in long-term  financial debt  (See  Notes  1(v)  and  11 of  the  Consolidated  Financial
               Statements).

      Last year's figures have been restated accordingly.

      In addition,  we now disclose EBIT, Capital Employed and Return on Capital
      Employed (ROCE) by Sector:

            o  EBIT by Sector does not include restructuring costs.
            o  Capital  employed is defined as the closing position of the total of tangible,  intangible  and other fixed assets nets  (including goodwill), current assets (excluding net amount of securitisation of existing  receivables),  less provisions for risks and charges and less current liabilities.
            o  ROCE is the Return on Capital Employed defined as the annual EBIT divided by Capital  Employed.  For the first half of fiscal  year
               2003, we have  multiplied  the actual EBIT by 2 to calculate this ratio.

3. KEY PERFORMANCE INDICATORS BY SECTOR

   Power

      Market environment

      In Europe,  electricity demand continues to grow in Spain and Italy, while
      Combined  Heat & Power  installations  are  being  encouraged  in  Germany through new government incentives.  The Middle East continues to be stable on both  power  and oil & gas  activities.  Asia also  continues  to be an important market.

      Customer  services and  environmental  markets are growing  world-wide and especially in the USA.

      Demand for new gas-fired  power plants in the USA has slumped  following a dramatic boom over the past three years,  which resulted in over-ordering.
      Many of these gas  projects  are now being  cancelled.  This  downturn has limited direct  implications  for ALSTOM as, due to our GT24/26  technical issues,  we have not been  marketing or selling  large gas turbines in the
      USA for the past two years.  New  coal-fired  power plants are still being ordered in the USA.

      In South  America,  the Brazilian  economy has  deteriorated  reducing the possibility for infrastructure investments in the near future.

      Key performance indicators

      For Power, the difference  between actual and comparable figures is due to exchange-rate variations.

      Orders  received in the first half of fiscal year 2002 were higher than in the  second  half,  mainly  due to four  large  orders  for the  Termo Rio
      Conversion, Perlis, Al Hidd and Seward contracts.

      On a comparable  basis,  orders received for the first half of fiscal year
      2003 were 19% higher than the previous six months,  but 20% lower than for the same period of the last fiscal year.  The increase in orders  received over the previous  half year  reflects the impact of the large Dunkirk gas turbine combined-cycle contract secured in April and the continuing growth in services and  environmental  control.  The decrease in orders  received compared  with the first half of last year is mainly in gas  turbines  and related Heat Recovery Steam Generators.

      Customer  Service finished the first half of fiscal year 2003 ahead of the same period last year in terms of orders  received,  supported by improved
      O&M (Operation and Maintenance) business and continuous strong performance in Western European markets and in America.

      Orders  received in Hydro during the first half of fiscal year 2003 show a decrease  against the same  period in the  previous  year,  due to a lower proportion of large contract awards.

      Orders  received for  Industrial  Turbines  decreased in the first half of fiscal  year  2003  compared  with the same  period  last  year due to the downturn in the US gas and combined-cycle markets.

      Orders  received  for Steam Power Plants  remained  stable on a comparable basis.  Although  the turnkey  market has been low during  these first six months,  a number of  opportunities  exist, but it is difficult to predict the timing of financial  close.  The retrofit  market  worldwide  has been strong, supported by demand for nuclear power plant life-extension, mainly in the USA.

      During the first  half of fiscal  year 2003,  Power  booked the  following major orders:

            In the Customer Service Segment
            o  The Piratininga operating & maintenance contract for Petrobras in
               Brazil
            o  A power plant refurbishment contract for CS Energy in Australia

            In the Steam Segment
            o  Turnkey   contract  for  Gaz  de  France  to  supply  an  800  MW
               combined-cycle power plant to be built at Dunkirk,  France, which includes  the delivery of 2 x GT13E2  together  with an operation and maintenance contract
            o  Steam turbine  retrofit order for Dominion  Virginia Power in the
               US consisting of 4 steam turbines (2 x 822 MW & 2 x 944 MW) for a nuclear power plant

            In the Boilers & Environment Segment
            o  The Santee Cooper contract in the US for a 1 x 642MW sub-critical coal-fired boiler for the South Carolina Public Service Authority

            In the Gas Turbine Segment
            o  Contract  for a  combined-cycle  power  plant for EVN in Vietnam, including 1 x GT13E2 gas turbine (450 MW)
            o  The Hormozgan  contract in Iran for MAPNA  including 6 GT13E2 gas turbines (990MW)
            o  2 x GT13 E2 gas turbines (330 MW) for Naoc JV in Nigeria

      On a comparable  basis,  sales for the first half of fiscal year 2003 were stable for Power  compared  with the second half of fiscal year 2002,  and down by 9% compared  with the first  half.  Lower sales in the Gas Segment were due to the  decline  in order  intake  and in the Steam  Power  Plant
      Segment due to the phasing of large turnkey project deliveries.  Boilers &
      Environment   Segment   sales   increased,   due  to  higher   demand  for
      environmental  control and heat recovery systems. Due to a high past order intake,  Hydro Segment sales also increased as the order backlog converted into sales.  Customer  Service Segment sales also increased  compared with the  first  half of fiscal  year  2002,  while  Industrial  Turbine  sales remained stable.

      On a comparable  basis, the operating margin of Power at 4.7% increased by
      0.4%  compared  with the  same  period  of  fiscal  year  2002 and by 0.3%
      compared  with  the  second  half of  fiscal  year  2002,  reflecting  the continuing  restructuring and overhead reduction benefits and the improved business mix with a higher service component.

      Capital employed  at €3,529  million for the first half of fiscal year
      2003  increased by 18% on an actual basis  compared with the first half of fiscal year 2002,  mainly resulting from the application of provisions and accrued contract costs for the GT 24/26 of €398 million and the impact of the  exceptional  cash  outflows on contracts  over-financed  (€87 million).

      Update on GT 24/26 Gas Turbine Issues

      GT24  and  GT26  gas  turbines,   with  outputs  of  180  MW  and  260  MW
      respectively,  are the largest of our extensive range of gas turbines. The technology  was originally  developed by ABB in the  mid-1990s,  with most sales made prior to the acquisition by ALSTOM. These turbines are based on an advanced  design concept.  At the start of commercial  operation of the second generation,  or "B" version turbines, in 1999 and 2000, a number of technical issues were identified.

      In  response,  we set in motion  high-priority  initiatives  to design and
      implement   modifications   across  the  fleet.  We  also  embarked  on  a
      comprehensive programme to discuss and resolve any contractual issues with
      customers.   Both  technically  and  commercially  these  initiatives  are proceeding as planned.

      We have  implemented  a variety  of  technical  improvements,  which  have enabled  highly  flexible  and reliable  operation  of the fleet.  This is confirmed by third-party  statistics showing GT24 fleet reliability better than 98% in this calendar year.  Operational  reliability  and flexibility are important competitive  advantages for our customers,  particularly for those in merchant markets.

      Modifications  aimed at  delivering  further  enhancements  to output  and efficiency have already been designed and tested:

            o  High  Efficiency  Compressor  -  Successful  demonstration  of 5%
               electrical output  improvement at our full scale test facility in
               Birr,  Switzerland.  Components  are now being  delivered  to the first GT24 customer field validation site.
            o  High Fogging  Inlet System - Successful  demonstration  of better than 6%  electrical  output in both the test  facility  and field validation  units. The system can be applied to both existing and new gas turbine installations.
            o  Dual Fuel Capability - Successful  demonstration in both the test facility and field validation  units. The system is now available for  commercial  application on both existing and new gas turbine installations.

      Reduction of design risk and the speed of development  and  implementation of these  programmes  have been  aided by the  technology  agreement  with
      Rolls-Royce.

      We have now  satisfied  contract  requirements  or  negotiated  commercial settlements  on  over  70%  of  the  units.  We  have  still  to  conclude settlements  in  respect  of 22 units  (including  7 units  which  are the subject of litigation).  With the increasing number of units gaining final acceptance  by  owners  in the  past  six  months  we  have  been  able to accelerate  the hand-over of units to our customer  service  organisation, signifying normalisation of handling for GT24 and GT26 plants.

      We have  established  provisions to cover the anticipated  costs of making modifications  to the  turbines  and for the  additional  expenditure  not already  covered within contract costs that we expect to incur in reaching
      settlements  with  our  customers,   including  the  costs  of  fulfilling
      contractual  conditions.  We retained  €1,042  million of  provisions  and accrued  contract  costs at 30 September 2002 in respect of these turbines compared with €1,440 million at 31 March 2002.

      Sales of GT 24/26 gas turbines €430 million) represented  approximately 7%
      of Power's sales during the first half of fiscal year 2003,  compared with
      14%  during  the first  half of fiscal  year  2002.  Sales of GT 24/26 gas turbines do not  contribute to the gross margin,  which means that Power's operating margin will  mechanically  improve with the phasing out of these contracts.

   T&D

      Market environment

      T&D  market  trends  differ:   while  Transmission  is  still  sound,  the
      Distribution  market is more difficult.  Geographically,  market growth is continuing in fast-developing  countries such as China and Eastern Europe, while  Western  Europe  is flat and the USA  experiencing  a  slowdown  in deregulation.

      Key performance indicators

      Orders received in Transmission & Distribution totalled €2,067 million, an increase of 19% on a  comparable  basis  compared  with the second half of last year and 5% compared  with the first half of last year.  High voltage equipment and systems  maintained a high activity  level,  whereas  Medium
      Voltage products were weaker.

      Orders  remained  stable in Europe:  the slight decrease in Western Europe was offset by an increase in Eastern  Europe,  where T&D has  expanded its presence.  Markets in  Central  and  Southern  America as well as Africa /
      Middle East were dynamic as a result of large  Transmission  projects.  In the USA,  activity was flat on a comparable  basis:  the increase in drive activity offset a decrease in energy management markets,  resulting from a slowdown in the deregulation process.  Finally,  despite continuing growth in China and Singapore,  the relative  share of Asia has  decreased,  as a result of the absence of major projects in India.

      Major orders received in the first half of fiscal year 2003 include:

            o  Refurbishment of substations, implementation of a Telecom network for BCC Sonelgaz in Algeria
            o  Substations  (extension  200 kV and 500 kV + Turnkey 500 kV ) for
               Transelec in Chile
            o  18 distribution  sub-stations for CFE, Mexico's state electricity utility
            o  Supply of protection  and control  products for the National Grid
               Company in the UK

      T&D sales totalled  €1,778 million for the first half of fiscal year 2003.
      On a comparable basis, sales decreased by 10.0% compared with the second half of fiscal year 2002 and  increased by 6.0 % compared  with the first half of fiscal  year 2002.  Lower  activity in the first half of the year is due to a smaller number of working days in this period in Europe.

      Growth  was  particularly  strong in the Middle  East,  as a result of the important  transmission  project and energy  management  market  contracts signed in Qatar and the United  Arab  Emirates  last year and traded  this year.

      On a  comparable  basis,  service  represented  11.7 % of T&D sales  (€221 million) for the first half of fiscal year 2003,  compared  with 10.3% for the first half of fiscal year 2002.

      T&D operating income amounted to €110 million,  compared with €100 million on a comparable basis in the first half of fiscal year 2002. The operating margin  stands at 6.2% as  compared  with 6.0% in the first half of fiscal year 2002, on a comparable basis.

      The  increase  in margin was the result of strong  monitoring  of overhead
      expenditure   and  reflects  the  first  results  of  our  cost  reduction programmes.  This has more than offset continuing price pressure.  Systems activity  improved as a result of tighter risk  management,  while profits from medium-voltage products were impacted by lower volumes.

      EBIT  amounted to €94  million,  compared  with €95 million an as reported basis in the first half of fiscal year 2002.  For the first half of fiscal year 2003, EBIT was mainly impacted by increased pension costs.

      Capital  employed  amounted to €1,028 million for the first half of fiscal year 2003,  as compared  with €1,158  million for the first half of fiscal year 2002 and €1,044 for the second half of fiscal year 2002.

   Transport

      Market environment

      During the first  half of fiscal  year 2003,  the rail  market  maintained sustained growth,  both in Europe,  where the main networks had previously delayed major procurement of rail equipment, and in the USA, especially in urban  transportation.  Environmental  and Safety policies are pushing for more  efficient  modes of  transport,  which  benefits our  signaling  and control system activities.

      Key performance indicators

      Orders  received  by  Transport  in the  first  half of  fiscal  year 2003 amounted to €3,300 million,  a 26% increase  compared with the same period of last year, on a comparable  basis.  Transport won a major contract with the New York Metropolitan  Transportation  Authority,  not yet included in the order backlog. The contract is for the supply of 660 Subway cars (with
      ALSTOM's  part  valued  at €650  million).  An  option  exists  for  1,000 additional cars. The cars will be produced in the USA, Canada and Brazil.

      Services,  which include maintenance and renovation  contracts,  represent
      14% of the  orders  received  for the first half of fiscal  year 2003,  as compared  with 17% for the first half of fiscal year 2002. In October 2002 we were  awarded a €500 million  services  contract in Spain which will be booked in the third quarter.  Total orders  received for  maintenance  and renovation contracts were €465 million,  compared with €552 million in the first half of fiscal year 2002.

      The growth in orders  received  was  largely due to the booking of rolling stock contracts, particularly in North and South America.

      As a percentage of total orders  received,  Asia  remained  stable at 14%, while North America grew to 21% compared with 10% for the same period last year. Europe continues to represent a very significant  market with 65% of orders received.

      Major orders received in first half of the fiscal year 2003 include:

            o  Design and manufacture of 62 new heavy rail subway cars for WMATA in Washington
            o  135 new  passenger  rail  coaches  for the  expanding  New Jersey transit fleet
            o  50 regional trains for Trenitalia
            o  55  regional  trains  for  Sweden  for  service  in  the  greater
               Stockholm area
            o  20 Coradia (commuter trains) for traffic in Helsinki, Finland
            o  60 Metro cars for Santiago in Chile
            o  Supply and construction of electrical and mechanical elements for a new suburban line between ATHENS and the new airport
            o  8 new tilting trains for Finland
            o  Project  management  and supply of  equipment  for a new  airport railway link between Incheon and Seoul, South Korea.

      On a comparable basis, sales for Transport amounted to €2,339 million for the first half of fiscal year 2003,  a 35%  increase on the first half of fiscal year 2002.

      Transport's  sales breakdown  remains stable:  Europe (63%),  the Americas
      (19%) and Asia (16%).

      Operating  income in the second half of fiscal  year 2002 was  impacted by the provisions for losses related to the UK regional Train  contracts.  In the first half of fiscal year 2003, operating margin recovered to the same level as in the first half of fiscal year 2002.

      EBIT  followed  the same trend as operating  income.  The decrease in EBIT compared  with  the  first  half  of  fiscal  year  2002  resulted  from a non-recurring  capital  gain on the  disposal of GTRM of €43 million  last year.

      On an actual basis,  capital  employed was €759 million for the first half of fiscal  year 2003,  compared  with €1,041  million  and €1,155  million respectively  for the first and second halves of fiscal year 2002. This is a direct  result of  increasing  customer  deposits,  in line with  orders received.

      UK Regional Trains

      At  the  end of  March  2002,  we  reported  that  difficulties  had  been encountered on the five contracts for UK Regional Trains received in 1997, following the privatisation of the UK rail industry.

      Measures  taken to address the various  technical and  contractual  issues have enabled us to work with the  operators  and the rail  authorities  to deliver.

      At 30 September 2002, 6 of the 119 trains remain to be delivered  compared with 29 at 31 March 2002.  These 6 trains will be  delivered by the end of the 2002 calendar year.

   Marine

      Market environment

      The passenger cruise liner holiday market has recovered from the aftermath of the 11 September 2001 events. The cruise liner shipbuilding  market has been  impacted  since May 2002 by the  decrease of the US dollar  exchange rate  against  the Euro.  Cruise  operators,  whose base  currency is USD, reacted by delaying  their  orders in the hope that the weakness of the US dollar would not last for long. Marine Sector  competitors are essentially
      European and are facing the same environment.  The market has also stalled in the last few  months,  pending  the  outcome  of  takeover  and  merger discussions  involving the three major  cruise-shipowners,  which together account for the bulk of new-build orders.  Thanks to our substantial order backlog, we have been able to cope with these market uncertainties, and we have therefore not been forced to make offers for prospective contracts at unacceptable  margins.  For the same reasons, we have chosen not to extend certain options formerly granted to P&O Princess.

      The LNG market is very active but the  specialist  European  and  Japanese yards are facing tough competition from Korean shipbuilders on a less than open-market  basis.  After  several  attempts  to find a  compromise,  the
      European Commission recently decided to lodge a claim with the World Trade
      Organisation for unfair competition.

      Naval and other specialist ship markets remained stable.

      Key performance indicators

      All Marine  Units are in France and the scope of the Marine  business  has not changed  since last year.  The figures are the same on both a reported and comparable basis.

      Orders  received by Marine in the first half of fiscal year 2003  amounted to €26 million and included no new construction contracts. Orders received in the first half of fiscal year 2002 were €223 million, comprising French
      Naval Vessels. The Marine order backlog represents approximately 18 months of sales.

      Marine  completed  and delivered in the first half of fiscal year 2003 two cruise-ships:

            o  "European Stars" to Festival Cruises,
            o  "Constellation" to R.C.C.L. for its "Celebrity" brand.

      In the first  half of fiscal  year  2002,  Marine  delivered  two  similar cruise-ships to the same owners, plus two high-speed ferries.

      In the first half of fiscal  year 2003,  Marine also  progressed  with the construction  of other cruise ships  (mainly Coral  Princess,  MSC Lirica,
      Crystal  Serenity  and the super  cruise  liner  Queen Mary 2) for several shipowners,  a  surveillance  frigate  for the Royal  Moroccan  Navy and a hydrographical and oceanographic vessel for the French Navy.

      Operating income amounted to €16 million. Comparison with the previous two periods  are  not  significant,  since  total  lead-time  for  cruise-ship
      contracts   averages  2.5  years  and  margins  are  traded  according  to construction  milestones,  the number of which may be quite different from one period to another.  Operating  margin was higher for the first half of fiscal year 2003 compared with the second half of fiscal year 2002, mainly due to the European Stars cruise-ship.

      Capital employed  decreased as a result of the financing  obtained for the cruise-liner  Queen  Mary 2 (See  Note  13 of the  Consolidated  Financial
      Statements).

   Others

      "Others"   comprises  all  units   accounting  for  Corporate  costs,  the
      International Network and the overseas entities in Australia, New Zealand,
      South Africa (prior to its  disposal) and India,  that are not reported by
      Sectors.

      All  restructuring  costs are recorded against the EBIT of Corporate Units and not Sectors' EBIT.

      Capital employed in "Others" consists mainly of loans and cash deposits in respect of Marine  Vendor  Financing,  pensions  prepaid  assets and other long-term deposits (See Note 7 to our Consolidated Financial Statements).

4. GEOGRAPHIC ANALYSIS

      We have a  permanent  industrial  or  commercial  presence in more than 70 countries  around the  world.  The table  below sets forth the  geographic breakdown of orders  received and sales by country of destination  for the two halves of fiscal year 2002 and the first half of fiscal year 2003:

      For the first  half of fiscal  year 2003,  the  geographic  breakdown  was broadly equivalent to the first half of fiscal year 2002.

      Europe remains the most important market in terms of orders received, with
      49% of the total.  On an actual  basis,  orders  received  in this  region decreased by 13% compared with the first half of fiscal year 2002,  due to
      the  decreases  in  France  and  Germany   resulting   from  the  sale  of
      Contracting, and to the decrease in the United Kingdom, resulting from the sale of GTRM.

      Nevertheless,  on a comparable basis,  orders received in France decreased by 24% due to a 74%  decrease  in  Transport  and  despite a €571  million increase in Power,  and  increased  in Germany and in the UK due to orders received for Transport.

      Approximately  9% of the 32% decrease in orders received in America is due to the  devaluation  of the  dollar  against  the Euro.  The  decrease  is attributable to Power,  but nonetheless  North America  represented 25% of
      Power's orders received.

      Orders received  decreased in Far East Asia and in the Middle East, mainly due to Power.

5. FINANCIAL STATEMENTS

   Profit and Loss

      For the first half of fiscal  year 2003,  the EBIT of the Group was as set out in the table below:

      Sales

      Sales have already been analysed by Sector above.  On a comparable  basis, overall  sales  remained  stable  compared  with both the first and second halves of fiscal year 2002.

      Cost of sales

      Our  cost of  sales  consists  primarily  of  labour,  raw  materials  and
      components,   transport  and  freight,   production   overheads  including
      depreciation, as well as provisions on contracts.

      Gross margin,  defined as sales less cost of sales,  improved in the first half of fiscal year 2003 on a comparable  basis,  compared with the second half of fiscal year 2002.

      Both on a comparable and actual basis,  gross margin increased to 17.3% in the first half of fiscal year 2003.

      Operating income

      Operating  income is measured  before taxes,  interest income and expense, restructuring costs,  goodwill amortisation and other items, which include foreign-exchange  gains and  losses,  gains and losses on sales of assets, pension expense and employee profit sharing.

      On a  comparable  basis,  the  improvement  in the  operating  margin,  5%
      compared with 4.5% and 3.5% in the first and second halves respectively of fiscal  year  2002,  resulted  from  reduced  administrative  and  selling expenses.  On a  comparable  basis,  administrative  and selling  expenses decreased  by €52 million  and €101  million  compared  with the first and second halves of fiscal year 2002. This reduction resulted from synergies, the impact of  restructuring  and from  actions  launched to reduce  costs under our Quality Focus 6-Sigma Programme.

      This gives us  confidence  that we will achieve our target of a 10% annual reduction  in overhead  expenses  over the next three  years,  to reach an estimated saving of €250 million per year in March 2005.

      Research and Development  expenses were  substantially the same as for the immediately  preceding  half-year.  They  increased from the first half of fiscal year 2002 as we maintain our  investment  in this field in order to prepare for the future.

      Other income/(expenses)

      Other income  (expenses) net comprise gains or losses on disposal of fixed assets and investments,  restructuring  expenses,  pension costs, employee profit-sharing and others.

      The increase in other expenses compared with the first half of fiscal year
      2002  results  from the  exceptional  capital  gains in the first  half of fiscal year 2002 on the disposals of Contracting (€106.4 million) and GTRM
      (€43.0  million).  No such gain  occurred in the first half of fiscal year
      2003.

      On an actual basis,  restructuring costs were €79.6 million, compared with
      €65.2 million during the first half of fiscal year 2002. The early benefits of these  restructuring  costs are shown in the improvement in the operating  margin.  As part of the Restore Value plan, we intend to spend €200 million per year in restructuring.

      On an actual basis, pension costs were €96.9 million,  compared with €74.2 million  during the first  half of fiscal  year 2002.  This  increase  was primarily due to the exceptional  impact of the disposal of Contracting in
      July  2001 and to an  increase  in the  amortisation  of the  unrecognised actuarial  difference  between  pensions  obligations  and the fair market value of the assets following the fall in the global stock market.

      We  do  not  expect  an  increase  in  the  amortisation  of  unrecognised difference  between  pensions  obligations  and fair  market  value of the assets for the second half of fiscal year 2003.  If in March 2003 the fair market value of the assets  remains the same as in March 2002,  i.e. shows an increase of 20% on the market  value in  September  2002,  amortisation will  remain  stable for fiscal  year 2004.  If the March 2003 fair market value of the assets is the same as in  September  2002,  the  amortisation cost could be increased by around €40 million for fiscal year 2004.

      The effect of pensions on cash will remain stable.

      Earnings Before Interest and Tax (EBIT)

      EBIT is defined as operating  income less other income  (expenses) net and the  amortisation of other  intangible  assets.  Goodwill  amortisation is accounted for below the EBIT line.

      EBIT was €322 million for the first half of fiscal year 2003. EBIT for the first  half of fiscal  year 2002  included  exceptional  capital  gains of
      €149.4 million as described above. EBIT for the second half of fiscal year
      2002, at €19 million,  was impacted by exceptional  provisions for Marine.
      Operational  profitability  improved due to higher  operating  margins and reduced overheads.

      For the first half of fiscal year 2003, the net income of the Group was as set out in the table below:

      Financial income/(expenses)

      Our  financial  expenses  in the first half of fiscal  year 2003 were €128 million,  compared  with €145  million for the first half and €150 million for the second half of fiscal year 2002.

      This improvement was due to a decrease in market interest rates, net gains
      on  exchange-  rate  variations,   partially  offset  by  an  increase  in
      securitisation  costs and by the  reclassification  of  interest  costs on preferred  shares  (See  Notes  1(v) and 3 of the  Consolidated  Financial
      Statements).

      Income tax

      The effective tax rate of 18.4% for the period is principally  affected by favourable  differences  between book and taxable income.  In the previous period the rate of 19.1% was principally  affected by reduced tax rates on capital gains.

      Net income

      Net income in the first half of fiscal year 2003 was €11 million, compared with a gain of €92 million in the first half and a loss of €231 million in the second half of fiscal year 2002.

   Balance Sheet

      The main elements of our Balance Sheet are:

      Variations of Balance Sheet accounts are due to operations and to exchange rate variations.

      Goodwill

      Goodwill as reported  decreased  to €4,586  million at 30  September  2002 compared  with €4,612  million at 31 March 2002,  due to the net effect of the  acquisition of Fiat  Ferroviaria  (€157  million)  offset by goodwill amortisation  (€144 million).  (See Note 6 of the  Consolidated  Financial
      Statements for more details).

      Working capital

      Working  capital  (defined as current assets less current  liabilities and provisions)  at 30  September  2002 was  €(4,144)  million  compared  with
      €(4,545)  million as reported at 31 March 2002.  This variation was due to the decrease in  provisions,  mainly for the GT24/26  turbines,  partially offset by tighter working capital  management.  Changes to working capital are presented in the Consolidated Cash flow Statement.

      Net translation effects on working capital were not significant.

      Equity

      Shareholders'  equity at 30 September 2002 was €2,289  million,  including minority  interests,  compared  with €1,844  million at 31 March 2002 on a reported basis. The increase was mainly due to:

            o  the capital increase ( +€617 million),
            o  the result for the period (+€11 million), and
            o  the negative impact of Cumulative Translation  Adjustments (CTA), mainly due to the  evolution  of the Peso and the Pound  Sterling against the Euro (-€184 million).

      See  "Changes  in  Shareholders'  Equity"  in the  Consolidated  Financial
      Statements.

      Accrued pension and retirement obligations

      At 30 September 2002, accrued pension and retirement obligation provisions made to cover the  difference  between  obligations  in respect of pension benefits  due to our  employees  and the  fair  market  value  of the plan assets, were €983.5 million compared with €994.0 million at 31 March 2002.
      The pre-paid  pension assets  classified in other fixed assets were €451.8 million at 30  September  2002  compared  with €469.3  million at 31 March
      2002.

      As a result, the net accrued pension obligations were €532 million for the first half of fiscal year 2003.  They were €525 million in the second half of fiscal year 2002. They are a very long-term liability.

      The net  amounts in the  balance  sheet  relating  to  pension  assets and liabilities were the following:

      (See Note 10 of the Consolidated Financial Statements).

      Provisions

      At 30 September  2002,  the  provisions  for risks and charges were €3,197 million compared with €3,849 million at 31 March 2002.

      This net decrease is accounted for by the following movements:

            o  decrease  of €295  million  in  GT24/26  provisions  (and by €103 million of accrued contract costs)
            o  decrease of €79 million in other provisions, mainly restructuring
            o  increase  of €57  million in other  movements  on  provisions  on contracts
            o  decrease of €118 million in foreign currency translation effects, change in scope and other changes.

      Debt

      Net Debt

      We define net debt as financial debt less short-term investments, cash and cash equivalents.

      Net debt was €1,922  million at 30 September  2002,  compared  with €2,064 million  at 31 March  2002.  Without  the  reclassification  of  preferred shares,  the net  figure  would  have  decreased  to €1,717  million at 30
      September 2002 as compared with €2,064 million at 31 March 2002.

      (See Note 11 of the Consolidated Financial Statements for further analysis on nature and maturity).

      Securitisation of future receivables

      In order to finance working capital and to mitigate cash negative profiles of some  contracts,  we sell to third parties the future  receivables  due from our customers. This action has had the additional benefit of reducing the ALSTOM exposure to its customers and applies to Marine and Transport.

      The total  securitisation  of future  receivables at 30 September 2002 was
      €1,762  million  compared  with  €1,735  million  at 31  March  2002.  The objective of Restore  Value is to reimburse all  securitisation  of future receivables by March 2005. The slight  increase in September 2002 does not mean a change in this policy.

      Marine: At 30 September 2002 the amount of future receivables  securitised in Marine was €879 million  compared with €1,072 million at 31 March 2002.
      The decrease represents the net effect of the reimbursement of an existing contract partially offset by the signature of a new contract.

      Recourse  against  us for  these  future  receivables  is  capped  at €250 million, comprising up to €82 million in respect of a customer's order for one  cruise-ship,  and €168  million in respect of two  cruise-ships  to a second customer.

      Transport:  At 30  September  2002 there  were €883  million of future receivables  securitised compared  with €663 million at 31 March 2002.
      The increase is a net effect of the  reimbursement  of existing  contracts and the signature of new  contracts.  There is no recourse  against ALSTOM under these  securitisations,  assuming  that we perform  our  contractual obligations in the ordinary course of business.

      The  total of net debt  and  securitised  future  receivables  was  €3,684 million compared with €3,799 million at 31 March 2002 on a reported basis, representing  a reduction of €115 million.  Currency  movements  increased this total by €67 million, and the reclassification of preferred shares by
      €205  million.  Without  these  effects,  the total of net debt and future receivables would have reduced by €387 million.

   Cash flow

      Cash Flow statement

      Net cash provided by operating activities

      Net cash  provided by operating  activities,  for the first half of fiscal year 2003,  derived from the net profit  of €11  million.  Adjustments with  no cash  effect  (depreciation  and  amortisation,  pensions  costs)
      amounted to €397  million.  Changes in working capital generated a net cash outflow of €325 million.

      The principal movements in working capital were due to:

            o  An increase of €435 million in customer deposits and advances in Transport and Marine (Queen Mary 2),  partially  offset by the impact of the exceptional  cash outflows on  over-financed  Power and Transport contracts (€176 million).  This increase was a consequence  of our policy to negotiate  positive  contract  cash profiles and of the high level of orders received in Transport.

            o  A decrease of €111 million in inventories and trade receivables.

            o  A decrease of €420  million in  contract-related  provisions  and accrued  contract costs due to the  application of provisions and accrued  contract costs,  in particular €398 million  relating to the GT24/26 gas turbines.

            o  A decrease of €152 million in existing  receivables,  essentially in Transport.

      Net cash provided by investing activities

      Cash used for acquisitions, net of cash acquired, was €166 million for the first  half  of  fiscal  year  2003,  including  €154  million  due to the acquisition of the remaining 49% of ALSTOM Ferroviaria Spa in April 2002.

      Capital  expenditures net of proceeds were €160 million for the first half of fiscal  year 2003.  Our  capital  expenditures  relate  principally  to acquisitions of machinery,  equipment,  tools and fixtures for maintaining our manufacturing base.

      Net cash provided by financing activities

      Cash Flow from financing activities for the first half of fiscal year 2003 was €658  million,  due to the  capital  increase  of €617  million and an increase in securitisation of future receivables of €41 million.

   Liquidity and maturity

      As at 30 September 2002, we have total gross outstanding financial debt of
      €4,312  million.  Net debt was €1,922 million after netting €2,390 million of available cash and cash equivalents and short-term investment.

      Liquidity

      Total  liquidity was €3,210  million at 30 September  2002,  compared with
      €3,896 million at 31 March 2002. This total liquidity  represents the cash available in the Company together with available unused credit lines.

      Liquidity is comprised of:

            o  Liquidity  at parent  company  level,  which  amounted  to €1,628 million at 30 September 2002,  compared with €1,827 million at 31
               March 2002.

            o  Liquidity at subsidiary  level,  which amounted to €1,582 million at 30 September 2002,  compared with €2,069 at 31 March 2002. The parent  company  has access to cash in  subsidiaries  as they are fully-owned,  although local  constraints  can delay this access.
               Our policy is to centralise  liquidity of  subsidiaries at parent company level; this is underway.

      Maturity

      The  maturities  of the  committed  funds  available to the Company are as follows:

---------------------------------------------------------------------------------------------------------------------------
                                           Level       Sept.    Dec.     March     June    Sept.   March    March
                                                         02      02       03        03      03       04       05
---------------------------------------------------------------------------------------------------------------------------
   Preferred share                          Parent C.      205     205       205      205     205      205      205
   Bonds                                    Parent C.    1,200   1,200     1,200    1,200   1,200      650      650
   Committed bilaterals                     Parent C.      758     758       358      283     283      283      283
   Syndicated central                       Parent C.    2,226   2,226     2,226    2,226   1,972    1,972      722
   Local facilities in subsidiaries      Subsidiaries       75      75        75       75      75       75       27
---------------------------------------------------------------------------------------------------------------------------
Committed end of period                                  4,464   4,464     4,064    3,989   3,735    3,185    1,887

   Local facilities in subsidiaries      Subsidiaries      441       0         0        0       0        0        0
(1)
   Commercial paper (2)                     Parent C.      227       0         0        0       0        0        0
---------------------------------------------------------------------------------------------------------------------------
Uncommitted, end of period                                 668       0         0        0       0        0        0

---------------------------------------------------------------------------------------------------------------------------
Total                                                    5,132   4,464     4,064    3,989   3,735    3,185    1,887
---------------------------------------------------------------------------------------------------------------------------
(1) Numerous credit lines, of variable maturity,  considered as non committed and short term by prudence at central level
(2) Roll over
---------------------------------------------------------------------------------------------------------------------------

      None of the facilities (except commercial paper, which is rolled over, and local overdrafts, which are also rolled over) mature before 31 March 2003.
      At 31 March 2003, we will have to reimburse  €400 million.  In fiscal year
      2004, we will have to reimburse €804 million, of which €254 million is due by September 2003 and €550 million by March 2004.

6. VENDOR FINANCING

In some instances, we have provided certain financial assistance to institutions which finance some of our  customers  and also,  in some cases,  directly to our customers  for  their  purchases  of our  products.  We refer to this  financial assistance as "vendor financing".

We have decided that we will not make commitments to provide  additional  vendor financing guarantees to our customers.

Vendor  financing  totalled  €1,381  million at 30 September  2002 compared with
€1,493  million  at  31  March  2002.  The  decrease  is  due  to  exchange-rate translation effects.

The table below provides a breakdown of the outstanding  vendor financing (total of on and off balance  sheet) by Sector at 30 September  2002, 31 March 2002 and
30 September 2001 (See Note 16 of the Consolidated Financial Statements for more details on this table and split between on and off balance sheet exposure):

Marine

In the period from fiscal years 1997 to 1999, we granted financial assistance in support of the recovery plan for the Marine  Sector,  in order to obtain several repeat orders for cruise-ships and to increase the productivity of the shipyard.
We provided  guarantees  to  financial  institutions  relating  to  indebtedness incurred by certain purchasers of our cruise-ships and high-speed ferries.

At 30 September 2002, the outstanding  guarantees related to a total of fourteen ships,  which comprise six cruise-ships  delivered to Renaissance  Cruises,  six cruise-ships  for three  other  customers,  and two  high-speed  ferries for one customer.  In addition,  two other  cruise-ships  were  supplied to  Renaissance
Cruises without such guarantees.

Following the bankruptcy of Renaissance,  the  restructuring of the financing of the six  cruise-ships  was  completed  in  fiscal  year  2002  by the  financial institutions,  and our guarantees were accordingly  modified.  We have agreed to help  the  owners  of  the  eight  Renaissance  cruise-ships  to  re-market  the cruise-ships.  Four of them  have  since  been  re-chartered  and/or  sold.  The re-marketing of the four remaining ships is under  negotiation,  and progress is being achieved on a number of them.

Our overall exposure to Renaissance vendor financing,  which was €684 million at
30 September  2001, was reduced to €432 million at 31 March 2002. It was reduced further to €387 million at 30 September  2002,  mainly as result of the decrease of the US Dollar in which most of our guarantees are expressed.

In  addition  to  our  Renaissance  "vendor  financing   exposure",   our  other
outstanding  Marine  "vendor  financing"  guarantees  amount  to  €588  million, relating to six  cruise-ships  and two  high-speed  ferries for four  customers.
Consequently,  our total  "vendor  financing"  exposure  in  relation  to Marine amounts to €975 million at 30 September  2002 compared with €1,044 million at 31
March 2002.

There is no other vendor  financing  arrangement  or commitment  relating to any contract in Marine's order backlog.

The €144  million  provision  made  available  at 31 March  2002 to cover  risks associated  with the Marine "vendor  financing"  has been slightly  decreased to
€140 million at 30 September 2002.

Transport

Transport has entered into certain vendor  financing  arrangements  to support a small proportion of their sales.  Such arrangements are tailored to the specific requirements  of each  transaction.  In every case,  the  potential  exposure is capped as to time and as to amount, as shown in the table above.

7. CONTRACT GUARANTEES

Financial  institutions  such as banks or  insurance  companies  provide  to our customers  guarantees  during the  execution of our  contracts  (guarantees  for bidding, guarantees on deposits, guarantees on cost, performance,  etc...). This is normal practice in our markets and in other similar  industries.  For ALSTOM, the risk is in the execution of the contract,  and during its execution,  ALSTOM puts aside any necessary  provisions to cover any  liabilities  that arise.  The existence of these external guarantees does not increase ALSTOM's risk.

If ALSTOM were to fail to meet its  contractual  obligations and if the customer cannot  negotiate a solution with ALSTOM,  he has the right to call the external guarantee.  In this very rare  case,  ALSTOM  repays the bank and  continues  to negotiate with the customer or initiates  arbitration or legal proceedings under the contract to resolve the dispute.

Such external  guarantees are disclosed under French GAAP, but not under German,
UK and US GAAP,  probably  because they are not regarded as an incremental  risk for the company.

Such external guarantees were €10,289 million at 30 September 2002 compared with
€11,535 million at 31 March 2002 and €10,825 million in 30 September 2001.

We have observed a general contraction of the market for such guarantees as some banks and insurance  companies are reducing their capacity in this activity.  We have observed that this  contraction  has the effect of reducing our  customers'
expectations,  which  explains the reduction in guarantees at a time when orders received are growing.  We are also  examining with our core bankers the means to
ensure  that  alternative   bonding  capacity  is  available  for  our  business
requirements.

8. EMPLOYEES

As at 30  September  2002,  we employed  112,207  people  world-wide  (full-time equivalent), compared with 118,995 people as at 31 March 2002.

9. ASBESTOS

The Company believes it has no material liability in respect of current asbestos personal  injury  cases.  (See  Notes  6 and  17 of the  Consolidated  Financial
Statements).

In France such  liabilities  are  covered by the social  security  and  publicly funded systems. In the USA, the businesses  purchased from ABB are covered by an
ABB indemnity. For our other US businesses,  we believe our current liability is not  material and we consider we have good  defences to the cases filed  against
us. We have made no compensation payments.

It has been  our  policy  for many  years  to  abandon  definitively  the use of products  containing  asbestos by all of our operating  units  world-wide and to promote the  application of this  principle to all our  suppliers,  including in those countries where the use of asbestos is permitted. In the past we have used and sold some products containing asbestos, particularly in France in our Marine
Sector  and to a  lesser  extent  in our  other  Sectors.  As a  result,  we are currently subject to approximately 1,300  asbestos-related  cases in France from employees,  former  employees or third parties.  We believe,  based in part on a number of court decisions,  that  compensation  for such cases,  including cases where we may be found to be at fault,  is or will be borne by the general French social security (medical) funds and by the publicly-funded  Indemnification Fund for Asbestos Victims.

As of 31 October 2002,  we were subject to  approximately  100  asbestos-related personal  injury  lawsuits in the United  States  which have their origin in the
Company's  purchase  of  ABB's  power  generation  business,  for  which  we are
indemnified  by  ABB  (See  Notes  6  and  17  of  the  Consolidated   Financial
Statements).  ABB  recently  announced  that  it  was  in  advanced  discussions concerning a possible  pre-packaged  settlement of the asbestos  liabilities  of
Combustion  Engineering  Inc. In view of ABB's  indemnity to ALSTOM,  we believe that for any such  settlement to be successful  for ABB, it must also  encompass
ALSTOM in relation to power assets purchased from ABB by ALSTOM.

As  of 31  October  2002,  we  were  also  subject  to  approximately  60  other asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately  6,500 claimants that, in whole or in part,  assert claims against the  Company  which  are not  based on the  Company's  purchase  of ABB's  power generation business. These lawsuits are currently being litigated, most of which are in the  preliminary  stages of the  litigation  process.  All such  lawsuits involve  multiple  defendants.  The allegations in these lawsuits often are very general  and  difficult  to  evaluate at  preliminary  stages in the  litigation process. In those cases where meaningful evaluation is practicable,  the Company believes  that it has valid  defences  and with respect to a number of lawsuits, the  Company  is  asserting  rights to  indemnification  against a third  party.
Approximately  5,800 of these  claims are  asserted in two very  recently  filed cases in  Mississippi  where the Company is one of over 200 defendants and where the Company asserts such  indemnification  rights. The Company has not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim.

The Company  believes that the existing  asbestos-related  cases described above will not have a material adverse impact on its financial condition.

10. ACCOUNTS OF THE PARENT COMPANY, ALSTOM

ALSTOM,  the parent  company,  has no  industrial  or  commercial  activity and, consequently  its revenue  includes mainly fees invoiced to its subsidiaries for the use of the ALSTOM name, dividends and other financial income.

Income  amounted  to €74  million for the first half of fiscal year 2003 and €66 million for the first half of fiscal year 2002.

11. OUTLOOK

The  resilience  of  our  first-half  performance,  in  a  challenging  economic environment,  is underlined by the 15% growth in our order intake.  As a result, we expect orders received and sales for the full year to be broadly in line with those of last year.  The positive  dynamics of the  transport,  power  retrofit, customer  service and  transmission  markets  should offset less  favourable gas turbine, power plant, distribution and marine markets.

Improved  profitability  was delivered  across all our Sectors in the first half and reflects not only the improved margins in our order intake,  as our business
mix   improves,   but  also  the  benefits  that  are  beginning  to  flow  from restructuring and overhead  reduction.  This gives us confidence in delivering a margin  close to 5% in March 2003 and puts us well on track to  achieving  6% by
March 2005.

Despite  a  generally  much  more  difficult  economic  environment,  we  remain confident of achieving the key objectives outlined in the Restore Value plan.

                                      * * *

Forward-Looking Statements:

This  Management  Report  contains,  and  other  written  or  oral  reports  and communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, income, operating margins,  dividends,  provisions,  cash flow,  debt or other  financial  items or  ratios,  (ii)  statements  of  plans, objectives  or goals of ALSTOM or its  management,  (iii)  statements  of future product or economic performance,  and (iv) statements of assumptions  underlying such statements.  Words such as "believes," "anticipates," "expects," "intends,"
"aims,"  "plans" and "will" and  similar  expressions  are  intended to identify forward-looking  statements but are not the exclusive means of identifying  such statements.  By their very nature,  forward-looking  statements involve inherent
risks   and   uncertainties   that  the   forecasts,   projections   and   other
forward-looking  statements  will not be achieved.  Such statements are based on management's  current  plans and  expectations  and are  subject  to a number of important  factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements.
These factors include (i) the inherent  difficulty of forecasting  future market conditions,  level of infrastructure  spending,  GDP growth generally,  interest
rates  and  exchange  rates;   (ii)  the  effects  of,  and  changes  in,  laws,

regulations, governmental policy, taxation or accounting standards or practices;
(iii) the effects of competition in the product markets and geographic  areas in which  ALSTOM  operates;  (iv) the ability to increase  market share and control costs while  maintaining  high  quality  products and  services;  (v) the timely development of new products and services; (vi) the inherent technical complexity of many of  ALSTOM's  products  and  technologies  and the  ability  to  resolve effectively  and at reasonable cost technical  problems that  inevitably  arise, including in particular the problems  encountered with the GT24/26 gas turbines;
(vii) risks inherent in large  contracts that comprise a substantial  portion of
ALSTOM's  business;  (viii) the effects of acquisitions and disposals;  (ix) the ability  to  invest  in  successfully,  and  compete  at the  leading  edge  of, technology  developments across all of ALSTOM's Sectors; (x) the availability of adequate  cash flow from  operations  or other  sources of  liquidity to achieve management's  objectives or goals,  including our goal of reducing indebtedness;
(xi) timing of completion of the actions focused on cash generation contemplated in  ALSTOM's  "Restore  Value"  programme;  (xii)  the  inherent  difficulty  in estimating  future  charter or sale prices of any  relevant  cruise-ship  in any appraisal  of the  exposure  in respect of the  Renaissance  matter;  (xiii) the inherent  difficulty in estimating  ALSTOM's  exposure to vendor financing which may notably be affected by customers'  payment default;  (xiv) the unusual level of  uncertainty  at this time  regarding the world economy in general;  and (xv)
ALSTOM's success at adjusting to and managing the risks of the foregoing. ALSTOM cautions that the foregoing list of important  factors is not  exhaustive;  when relying on forward-looking  statements to make decisions with respect to ALSTOM, investors and others should carefully  consider the foregoing  factors and other uncertainties  and events, as well as other factors described in other documents
ALSTOM  files from time to time with the  Commission  des  Opérations  de
Bourse and with the Securities  and Exchange  Commission,  including  reports on
Form 6-K. Forward-looking statements speak only as of the date on which they are made,  and  ALSTOM  undertakes  no  obligation  to update or revise any of them, whether as a result of new information, future events or otherwise.

                                   SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: November 13, 2002                  By: /s/ Philippe Jaffré
                                             -----------------------------------
                                             Name:   Philippe Jaffré
                                             Title:  Chief Financial Officer